UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Amendment No. 3

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Isilon Systems, Inc.

(Name of Subject Company Issuer)

Electron Merger Corporation

and

EMC Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

46432L104

(Cusip Number of Class of Securities)

Paul T. Dacier, Esq.

June D. Duchesne, Esq.

EMC Corporation

176 South Street

Hopkinton, Massachusetts 01748

(508) 435-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,405,166,255.60	$ 171,488.35

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of 66,702,734 outstanding shares of Isilon common stock, 4,264,432 shares of Isilon common stock issuable upon or otherwise deliverable in connection with the exercise of vested outstanding employee stock options and 86,490 outstanding restricted stock units multiplied by $33.85 per share, which is the offer price.

**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2011, issued September 29, 2010 by multiplying the Transaction Valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $171,488.35	Filing Party: Electron Merger Corporation and EMC Corporation
Form or Registration No.: Schedule TO-T	Date Filed: November 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

46432L104

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO and Amendments No. 1 and No. 2 to Schedule TO (as amended, the “Schedule TO”) filed on November 19, 2010, December 2, 2010 and December 6, 2010, respectively, by EMC Corporation, a Massachusetts corporation (“EMC”), and Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of EMC, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”), at a purchase price of $33.85 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 3. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 11.	Additional Information.

(a)(5) The section of the Offer to Purchase entitled Section 15— “Certain Legal Matters; Regulatory Approvals” is amended by replacing, in its entirety, the final paragraph of such section with the following:

“Beginning on November 15, 2010, several putative class action lawsuits were filed purportedly on behalf of a class of Isilon’s stockholders in King County Superior Court, Washington (the “Washington State Court”), captioned Durand v. Isilon Systems, Inc., et al., Case No. 10-2-40094-0-SEA (the “Durand Complaint”), Bushansky v. Isilon Systems, Inc., et al., Case No. 10-2-40842-8-SEA (the “Bushansky Complaint”), Jones v. Isilon Systems, Inc., et al., Case No. 10-2-41201-8-SEA (the “Jones Complaint”), and Hale v. Ruckelshaus, et al., Case No. 10-2-41098-8-SEA (the “Hale Complaint”). On November 30, 2010, another purported class action lawsuit on behalf of Isilon’s stockholders was filed in United States District Court for the Western District of Washington, captioned Laub v. Isilon Systems, Inc., et al., Civ. A. No. 2:10-cv-01938 (the “Laub Complaint”). On December 6, 2010, another purported class action lawsuit on behalf of Isilon’s stockholders was filed in the Court of Chancery in the State of Delaware, captioned Coimbatore v. Isilon Systems, Inc., et al., Case No. 6050-VCN (the “Coimbatore Complaint” and, together with the Durand Complaint, the Bushansky Complaint, the Jones Complaint, the Hale Complaint and the Laub Complaint, the “Complaints”). The Complaints name Isilon and each of the members of Isilon’s board of directors as defendants. The Jones Complaint and the Laub Complaint name EMC as an additional defendant, and the Bushansky Complaint, the Hale Complaint and the Coimbatore Complaint name EMC and Purchaser as additional defendants.

The Complaints allege, among other things, that the board of directors breached fiduciary duties owed to Isilon’s stockholders by failing to take steps to maximize stockholder value or to engage in a fair sale process when approving the proposed merger with EMC. The Complaints also allege that Isilon, EMC (where applicable) and Purchaser (where applicable) aided and abetted the members of Isilon’s board of directors in the alleged breach of their fiduciary duties, and that Isilon’s disclosure on Schedule 14D-9 contains certain material omissions, rendering some statements therein misleading. The plaintiffs sought expedited discovery and on December 6, 2010, the Durand plaintiff moved to consolidate all of the lawsuits pending in the Washington State Court. On December 8, 2010, defendants Isilon and members of its board of directors answered the Coimbatore Complaint. On December 8, 2010, defendants also moved to stay each of the actions pending in the Washington State Court in favor of the Coimbatore action pending in Delaware Chancery Court.

On December 13, 2010, all defendants entered into a memorandum of understanding (the “MOU”) with the plaintiffs to settle all of the Complaints. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Washington State Court following notice to Isilon’s shareholders. There can be no assurance that the settlement will be finalized or that the Washington State Court will approve the settlement. The settlement terms provide that all of the Complaints will be dismissed with prejudice as to all defendants. Further, without agreeing that any of the claims in the Complaints have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, Isilon has agreed pursuant to the settlement terms to make additional disclosures concerning the Offer which are set forth in Isilon’s Amendment No. 3, as filed with the SEC on December 13, 2010, to its Solicitation/Recommendation Statement on Schedule 14D-9.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2010

EMC CORPORATION

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier Title: Executive Vice President and General Counsel

ELECTRON MERGER CORPORATION

By:	/s/ Paul T. Dacier
Name: Paul T. Dacier Title: President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated November 19, 2010.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by EMC and Isilon on November 15, 2010.**

(a)(1)(G)	Slide Presentation dated November 15, 2010.**

(a)(1)(H)	Text of Letter to EMC Employees delivered on November 15, 2010.**

(a)(1)(I)	Transcript of Conference Call conducted on November 15, 2010.**

(a)(1)(J)	Text of article posted on EMC website, dated November 15, 2010.***

(a)(1)(K)	Text of e-mail to Isilon Employees delivered on November 15, 2010.***

(a)(1)(L)	Text of article published November 16, 2010, 2010.***

(a)(1)(M)	Press Release issued by EMC November 19, 2010.*

(a)(1)(N)	Form of Summary Advertisement as published on November 19, 2010 in The Wall Street Journal.*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and Isilon Systems, Inc.****

(d)(2)	Tender and Voting Agreement, dated as of November 14, 2010, by and among EMC Corporation, Electron Merger Corporation and certain stockholders of Isilon Systems, Inc.****

(d)(3)	Confidentiality Agreement, dated as of August 29, 2010, by and between EMC Corporation and Isilon Systems, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO filed by EMC on November 19, 2010.

**	Previously filed as an exhibit to the Schedule TO-C filed by EMC on November 15, 2010.

***	Previously filed as an exhibit to the Schedule TO-C filed by EMC on November 16, 2010.

****	Previously filed as an exhibit to the Current Report on Form 8-K filed by EMC on November 16, 2010.